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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25


SEC FILE NUMBER  1-10228                     CUSIP NUMBER  293637 10 4
               --------------                             -------------

                          NOTIFICATION OF LATE FILING
    (Check One):[ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K   [X]Form 10-Q
                                  Form N-SAR
                   For Period Ended:  September 28, 2002
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                       PART I -- REGISTRANT INFORMATION

Enterasys Networks, Inc.
_______________________________________________________________________________
FULL NAME OF REGISTRANT

Cabletron Systems, Inc.
_______________________________________________________________________________
FORMER NAME IF APPLICABLE

35 Industrial Way
_______________________________________________________________________________
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Rochester, NH 03866
_______________________________________________________________________________
CITY, STATE AND ZIP CODE

                      PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The accountant's statement or other exhibit required by
             Rule 12b-25(c) has been attached if applicable.

                            PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant does not at the present time have audited financial statements for the transition period ended December 29, 2001, and has thus been unable to prepare financial statements for subsequent periods, including the quarter ended September 28, 2002. This delay relates to the previously announced internal review and the need for the Registrant's independent auditors to perform additional audit procedures on the financial statements for the transition period ended December 29, 2001. The Registrant and its independent auditors are working to complete the audit and financial statements as quickly as practicable.

                         PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gerald M. Haines             978                  684-1010
-------------------------   --------------       -------------------------------
(Name)                      (Area Code)          (Telephone Number)



(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s). Yes     No x
                       ----   ----

Form 10-K for the transition period ended December 29, 2001
Form 10-Q for the quarter ended March 30, 2002
Form 10-Q for the quarter ended June 29, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes  x   No
    ----   ----

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has previously announced a revenue estimate for the quarter ended September 28, 2002 of approximately $120 million. As previously announced, the Registrant expects to restate financial results for certain previously reported periods and may amend its quarterly report for the quarter ended September 29, 2001 to, among other things, revise the amount of revenue previously reported.

However, the Registrant does not at the present time have audited financial statements for the transition period ended December 29, 2001. As such, the Registrant cannot yet provide accurate results for subsequent periods, including the quarter ended September 28, 2002. The Registrant and its independent auditors are working to complete the financial statements and the audit as soon as practicable.

                            Enterasys Networks, Inc.
            ------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  11/11/02               By  /s/ Richard S. Haak, Jr.
     -------------                -----------------------------------------
                                  Name:  Richard S. Haak, Jr.
                                  Title:  Chief Financial Officer